NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 31, 2009, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of Wachovia Corp Participating Index
Notes PINS "TEES" Targeted Efficient Equity
Securities linked to the S&P 500 Index, maturing
August 19, 2009 is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on August 19, 2009.

The security was suspended by the
Exchange on August 19, 2009.